Filed by Advanced Emissions Solutions, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company:
Advanced Emissions Solutions, Inc.
(Commission File No. 001-37822)

On August 19, 2022, Advanced Emissions Solutions, Inc. sent the following email to its employees:
Dear Colleagues,
We are very excited to announce that we have officially agreed to merge with Arq Limited. We are confident that the combination of our leading environmental technology companies marks the best path toward realizing the full potential of our assets and team while maximizing value for our shareholders. The merger will result in the creation of a leading, vertically integrated provider of activated carbon products in North America, positioned to serve a wider scope of customers and end markets as the world transitions to a more sustainable future.
Arq is a privately held, emerging technology company founded in 2015 that has developed a novel, patent-protected technology for producing an environmentally sustainable specialty carbon feedstock from coal mining waste. We bring a collection of strategic assets and capabilities to leverage this technology in the future through our organizational infrastructure, experience and demonstrated execution, large scale manufacturing, distribution network, world-class research and technical support and market-leading sales channels, which will allow us to continue growing our customer base.
This merger is the culmination of our process to evaluate strategic alternatives for our Company. While this was a long process, we are extremely excited by the high growth path this will provide over the next several years. Monday morning, we will host a special webcast available to all interested parties to introduce our investors to the new ADES, which will include the forecast to grow our revenues to almost $200 million by 2026, with a very healthy profitability profile. This implies significant expansion and will provide numerous opportunities for our team to grow and prosper in the future.
ADES will remain a public company, and legacy ADES shareholders will own at least 47.4% of the new, combined company. Our new associates on the Arq team are expected to join us in late 2022 or early 2023, following customary closing considerations, including a vote by the ADES shareholders.
We look forward to introducing you to the new team over the coming months. We encourage you to join the investor webcast scheduled for Monday morning, August 22nd at 7:00 AM MT / 8:00 AM CT. The link to join the webcast is included in the Press Release, which can be found on the ADES website, along with the Investor Deck.
Thank you,
Greg Marken

NO OFFER OR SOLICITATION
The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
In connection with the proposed business combination transaction among Advanced Emissions Solutions, Inc. (the “Company”), Elbert Holdings, Inc. (“New ADES”), Elbert Merger Sub 1, Inc., and Arq Limited (“Arq”), the Company and New ADES will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, NEW ADES, ARQ AND THE PROPOSED TRANSACTION. The proxy statement/prospectus will be mailed to the Company’s stockholders when available. You will also be able to obtain the proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the proxy statement/prospectus (when it becomes available) and the other documents filed by the Company with the Commission by requesting them in writing from 8051 E Maplewood Ave, Ste 210, Greenwood Village, CO 80111, Attn: General Counsel.
The Company, Arq, and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the Company’s proxy statement on Schedule 14A filed on March 29, 2022 with the Commission. This document may be obtained free of charge from the source indicated above. Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials when they are filed with the Commission.
FORWARD-LOOKING STATEMENTS
This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving the Company and Arq, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the Company’s and Arq’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: failure to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory and stockholder approvals, and satisfaction of other closing conditions to consummate the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of the Company and Arq generally. Additional risks and factors are identified under “Risk Factors” in the Company’s Annual Report on Form 10-K filed on March 8, 2022 and subsequent reports filed with the Commission, and will be identified under “Risk Factors” in the proxy statement/prospectus when it is filed with the Commission.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. The Company undertakes no obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.